BAKER & McKENZIE

貝克·麥堅時律師事務所



Baker & McKenzie
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Washington, DC

January 11, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 5, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li / Joyce Yip

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on January 5, 2006

1. Announcement re. Discloseable Transaction, Construction of Vessels and Connected Transaction, Purchase of Containers released on 11 January 2006.



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

DISCLOSEABLE TRANSACTION CONSTRUCTION OF VESSELS AND CONNECTED TRANSACTION PURCHASE OF CONTAINERS

Construction of Vessels

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that on 10 January 2006, the Company entered into four agreements (the "Vessel Agreements") with China Ship Building & Offshore International Co., Ltd. ("China Vessel") and Dalian Ship Building Industry Co., Ltd. ("Dalian Vessel") for the construction of four 4,250 twenty-foot equivalent units ("TEU") container vessels. The total cash consideration for the construction of the four vessels is US$230.8 million (equivalent to approximately HK$1,791.008 million). The entering into of the Vessel Agreements constitutes a discloseable transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Purchase of Containers

The Board is also pleased to announce that China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia"), a subsidiary of the Company, and Dong Fang International Container (Lianyungang) Co., Ltd. ("DFIC") entered into a container purchase agreement (the "Container Agreement") on 10 January 2006 whereby CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 13,500 TEU of steel type general purpose containers (the "Containers") at a total cash consideration of US$18,997,600 (equivalent to approximately HK$147,421,376).

DFIC is a connected person (as defined under the Listing Rules) of the Company. Hence, the Container Agreement constitutes a connected transaction of the Company under the Listing Rules. CS Asia had previously purchased an aggregate of 20,000 TEU of steel type general purpose containers (the "Previous Containers") from DFIC at a total cash consideration of US$31,306,000 (equivalent to approximately HK$242,934,560) as referred to in the two announcements of the Company dated 31 October 2005 and 30 November 2005. The aggregate consideration payable for the purchase of the Containers and the Previous Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Container Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure and reporting requirements.

I. Construction of Vessels:

General

On 10 January 2006, the Company (as the buyer) entered into the Vessel Agreements with China Vessel and Dalian Vessel (as the sellers) for the construction of four 4,250 TEU container vessels. The total cash consideration for the construction of the four vessels is US$230.8 million (equivalent to approximately HK$1,791.008 million). The entering into of the Vessel Agreements constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

Dalian Vessel is a Chinese shipbuilder and China Vessel is a ship trading agent of Dalian Vessel. To the best of the knowledge, information and belief of the directors of the Company (the "Directors") having made all reasonable enquires, China Vessel, Dalian Vessel and China Ship Building Industry Corporation, their ultimate beneficial owner, are independent third parties that are not connected persons of the Company, and are not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The terms of the Vessel Agreements were determined on an arm's length basis and on normal commercial terms, and the Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the shareholders of the Company (the "Shareholders") as a whole based on market information available to the Company and the Directors' experience in the container shipping industry.

Terms of the Vessel Agreements

The price of each of the four vessels will be payable in Renminbi in five instalments. The first instalment for the four vessels, amounting to 20% of the total price (being a total sum of US$46.16 million (equivalent to approximately HK$358.2016 million)), is payable within 15 business days after the signing of the Vessel Agreements. The second, third and fourth instalments for the four vessels, each of which amounting to 20% of the total price (being a sum of US$46.16 million (equivalent to approximately HK$358.2016 million)), are payable at various stages of the construction of such vessels and within five business days of receipt of the relevant work progress report and invoice by the Company. The final instalment for the four vessels, amounting to 20% of the total price (being a sum of US$46.16 million (equivalent to approximately HK$358.2016 million)), is payable within five business days of the receipt of all the original documentation in relation to the completion of such vessels by the Company.

The first vessel is expected to be delivered on or before 30 September 2008 with the others to be delivered on or before 31 October 2008, 31 December 2008 and 31 March 2009 respectively.

Finance Terms

The Company intends to arrange for bank borrowings for approximately 70% of the total consideration for the construction of the four vessels with the balance to be funded by internal resources. It is expected that the financing will be finalized in the near future. Should such financing not be arranged, the full purchase price of each vessel will be funded from internal resources.

Information about the Group

The Company and its subsidiaries (the "Group") are principally engaged in the operation and management of international and domestic container marine transportation. According to current market forecast, demand for container marine transportation in the Australian trade lanes and PRC domestic trade lanes will maintain their growing trend in the next few years. The Directors are of the view that the construction and ownership of the four 4,250 TEU container vessels will assist the Group in satisfying market demand, consolidating and expanding the Group's market share and maintaining the Group's continuous development and market competitiveness.

Under the Listing Rules, the entering into of the Vessel Agreements for the construction of the four vessels constitutes a discloseable transaction of the Company. A circular giving details of the transaction under the Vessel Agreements will be despatched to the Shareholders, for their information only, in due course.

II. Purchase of Containers

The Container Agreement

(a) *Date*
10 January 2006

(b) *Parties*
Seller: DFIC, a connected person of the Company
Buyer: CS Asia, a wholly-owned subsidiary of the Company

(c) *The Containers*
Pursuant to the Container Agreement, CS Asia had agreed to purchase and DFIC had agreed to sell an aggregate of 13,500 TEU of new steel type general purpose containers.

(d) *Consideration*
Pursuant to the Container Agreement, CS Asia had agreed to purchase the Containers from DFIC at a total cash consideration of US$18,997,600 (equivalent to approximately HK$147,421,376). Details of the consideration payable for each type of container and other terms of sale are set out below:

(i) Type: 20 feet general purpose container
Unit price per Container: US$1,498
Place of delivery: such depots designated by CS Asia in Shanghai, Ningbo, Qingdao, Tianjin and/or Dalian
Number of units: 5,500
Consideration: US$8,239,000 (equivalent to approximately HK$63,934,640)

(ii) Type: 20 feet general purpose container
Unit price per Container: US$1,548
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 2,000
Consideration: US$3,096,000 (equivalent to approximately HK$20,024,960)

(iii) Type: 40 feet general purpose container
Unit price per Container: US$2,476.8
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 1,500
Consideration: US$3,715,200 (equivalent to approximately HK$28,829,952)

(iv) Type: 40 feet general purpose container (high type)
Unit price per Container: US$2,631.6
Place of delivery: such depots designated by CS Asia in Shenzhen and surrounding areas
Number of units: 1,500
Consideration: US$3,947,400 (equivalent to approximately HK$30,631,824)

The total consideration was determined on the basis of arm's length negotiations between CS Asia and DFIC, after CS Asia taking into account the unit prices currently quoted by independent third parties. The unit prices quoted by independent third parties to CS Asia were higher than the unit prices charged by DFIC set out above.

(e) *Delivery Time*
The Containers are to be delivered during the period from 15 January 2006 to 7 February 2006.

(f) Payment
The total cash consideration for the Containers shall be paid to DFIC within 60 days after the signing of the Container Agreement. Such consideration will be funded from bank facilities available to CS Asia.

Reason for the purchase

As the shipping capacity of the Group has increased significantly (i.e. the shipping capacity of the Group has reached 347,851 TEU as at the date of this announcement), the Group is in great need of additional containers to support its increased shipping volume at this stage. The Board (including the independent non-executive directors) believes that the terms of the Container Agreement (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and no less favourable to the Company than terms available from independent third parties. Particulars of the Container Agreement will be disclosed in the Company's annual report for the year ending 31 December 2006.

General information

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

DFIC is principally engaged in the design, manufacture and sale of containers.

DFIC is a wholly-owned subsidiary of China Shipping (Group) Company, which is the controlling shareholder of the Company. Therefore, DFIC is a connected person of the Company. Hence, the Container Agreement constitutes a connected transaction of the Company under the Listing Rules. CS Asia had previously purchased the Previous Containers from DFIC at a total cash consideration of US$31,306,000 (equivalent to approximately HK$242,934,560) as referred to in the two announcements of the Company dated 31 October 2005 and 30 November 2005. The aggregate consideration payable for the purchase of the Containers and the Previous Containers does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Container Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure and reporting requirements.

By order of the Board of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China

10 January 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=HK$7.76

"Please also refer to the published version of this announcement in South China Morning Post."

7144 證券日報 11 JAN 2006



CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

須予披露交易
建造船舶
及
關連交易
購買集裝箱

建造船舶
中海集裝箱運輸股份有限公司（「本公司」）董事會（「董事會」）欣然宣佈，於二零零六年一月十日，本公司與中國船舶重工國際貿易有限公司（「中國船舶」）及大連船舶重工集團有限公司（「大連船舶」）就建造四艘4,250標準箱（「TEU」）集裝箱船舶訂立四份協議（「船舶協議」）。建造四艘船舶之總現金代價為230,800,000美元（約相當於1,791,008,000港元）。根據香港聯合交易所有限公司證券上市規則（「上市規則」），訂立船舶協議構成本公司須予披露交易。

購買集裝箱
董事會亦欣然宣佈，於二零零六年一月十日，本公司之附屬公司中海集裝箱運輸（亞洲）有限公司（「中海亞洲」）與東方國際集裝箱（連雲港）有限公司（「DFIC」）訂立集裝箱購買協議（「集裝箱協議」），據此，中海亞洲同意購買，而DFIC同意出售合共13,500 TEU鋼質一般用途乾貨集裝箱（「集裝箱」），總現金代價為18,997,600美元（約相當於147,421,376港元）。

DFIC為本公司關連人士（定義見上市規則）。因此，根據上市規則，集裝箱協議構成本公司之關連交易。誠如本公司兩份日期分別為二零零五年十月三十一日及二零零五年十一月三十日之公告所述，中海亞洲早前向DFIC購買合共20,000 TEU鋼質一般用途乾貨集裝箱（「早前集裝箱」），總現金代價為31,306,000美元（約相當於242,934,560港元）。就購買集裝箱及早前集裝箱應付之總代價並不超過任何適用百分比率2.5%。根據上市規則第14A.32條，集裝箱協議因而獲豁免遵守有關上市規則適用於關連交易之獨立股東批准規定，惟仍須遵守有關披露及申報規定。

1. **建造船舶：**

一般資料
於二零零六年一月十日，本公司（作為買方）與中國船舶及大連船舶（作為賣方）就建造四艘4,250 TEU集裝箱船舶訂立船舶協議。建造四艘船舶之總現金代價為230,800,000美元（約相當於1,791,008,000港元）。根據上市規則第14章，訂立船舶協議構成本公司須予披露交易。

大連船舶為一家中國造船公司，而中國船舶則為一家負責大連船舶船舶貿易的代理公司。就本公司董事（「董事」）經作出一切合理查詢後所深知、得悉及確信，中國船舶、大連船舶及中國船舶重工集團公司（其最終實益擁有人）均為並非本公司關連人士之獨立第三方，與本公司或其任何附屬公司之董事、主要行政人員或主要股東或任何彼等各自之聯繫人士（定義見上市規則）概無關連。

船舶協議之條款乃經公平磋商且按一般商業條款釐定，董事（包括獨立非執行董事）根據本公司可獲取之市場資料及董事於集裝箱船運行業之經驗，認為該等協議之條款屬公平合理，並符合本公司及本公司股東（「股東」）整體利益。

船舶協議之條款
四艘船舶各自之價格將分五期以人民幣支付。四艘船舶之首期付款相當於總價格之20%（即合共46,160,000美元（約相當於358,201,600港元）），須於簽訂船舶協議後15個營業日內支付。四艘船舶之第二期、第三期及第四期付款各自相當於總價格之20%（即合共46,160,000美元（約相當於358,201,600港元）），須於建造該等船舶時分階段於本公司接獲有關工作進度報告及發票後五個營業日內支付。四艘船舶之最後一期付款相當於總價格之20%（即合共46,160,000美元（約相當於358,201,600港元）），須於本公司接獲有關完成建造該等船舶之所有文件正本後五個營業日內支付。

預期第一艘船舶將於二零零八年九月三十日或之前交付，而其餘船舶則分別將於二零零八年十月三十一日、二零零八年十二月三十一日及二零零九年三月三十一日或之前交付。

融資條款
本公司擬就建造四艘船舶之總代價約70%安排銀行借款，餘額將以內部資源撥付。預期有關融資將於短期內落實。倘未有安排有關融資，則各船舶之購買價將全數自內部資源撥付。

有關本集團之資料
本公司及其附屬公司（「本集團」）主要從事國際及本地集裝箱海運的營運及管理業務。基於現時市場預測，未來幾年對於澳洲航線或中國內貿航線來說，集裝箱海運的需求將保持增長勢頭。董事認為，建造及擁有四艘4,250 TEU集裝箱船舶，將有助本集團滿足市場需求，鞏固並擴大本集團市場份額，保持本集團的持續發展和市場競爭優勢。

根據上市規則，就建造四艘船舶訂立船舶協議構成本公司須予披露交易。載有船舶協議項下交易詳情之通函將於適當時候寄交股東，僅供彼等參考。

II. 購買集裝箱
集裝箱協議

(a) *日期*
二零零六年一月十日

(b) *訂約各方*
賣方： DFIC，本公司關連人士
買方： 中海亞洲，本公司全資附屬公司

(c) *集裝箱*
根據集裝箱協議，中海亞洲同意購買，而DFIC同意出售合共13,500 TEU新鋼質一般用途乾貨集裝箱。

(d) *代價*
根據集裝箱協議，中海亞洲同意向DFIC購買集裝箱，總現金代價為18,997,600美元（約相當於147,421,376港元）。就各類集裝箱應付之代價及出售之其他條款載列如下：

(i) 種類：20呎一般用途乾貨集裝箱
每個集裝箱價格：1,498美元
付運地點：中海亞洲指定的在上海、寧波、青島、天津及／或大連的堆場
數量：5,500
代價：8,239,000美元（約相當於63,934,640港元）

(ii) 種類：20呎一般用途乾貨集裝箱
每個集裝箱價格：1,548美元
付運地點：中海亞洲指定的在深圳及附近地區的堆場
數量：2,000
代價：3,096,000美元（約相當於24,024,960港元）

(iii) 種類：40呎一般用途乾貨集裝箱
每個集裝箱價格：2,476.8美元
付運地點：中海亞洲指定的在深圳及附近地區的堆場
數量：1,500
代價：3,715,200美元（約相當於28,829,952港元）

(iv) 種類：40呎一般用途乾貨高集裝箱
每個集裝箱價格：2,631.6美元
付運地點：中海亞洲指定的在深圳及附近地區的堆場
數量：1,500
代價：3,947,400美元（約相當於30,631,824港元）

總代價乃中海亞洲考慮到獨立第三方現行所報每個集裝箱價格後，經中海亞洲與DFIC公平磋商而釐定，而獨立第三方向中海亞洲所報單位價格高於上文所載DFIC所收取單位價格。

(e) *付運時間*
集裝箱將於二零零六年一月十五日至二零零六年二月七日期間內付運。

(f) *付款*
集裝箱總現金代價須於簽訂集裝箱協議之日起60日內支付予DFIC。有關代價將自中海亞洲可動用銀行融資撥付。

購買之理由

由於本集團之運能大幅提升（截至本公告日期，本集團之運能已達347,851 TEU），本集團現時極為需要額外集裝箱，為貨運量增加提供支援。董事會（包括獨立非執行董事）相信，集裝箱協議條款（包括代價）屬公平合理，亦符合本公司及其股東整體利益，且不遜於獨立第三方向本公司提供之條款。集裝箱協議詳情將於本公司截至二零零六年十二月三十一日止年度之年報中披露。

一般資料

本集團主要從事國際及本地集裝箱海運的經營及管理業務。

DFIC主要業務為設計、製造及銷售集裝箱。

DFIC為本公司控股股東中國海運（集團）總公司之全資附屬公司。因此，DFIC為本公司關連人士，故根據上市規則，集裝箱協議構成本公司之關連交易。誠如本公司兩份日期分別為二零零五年十月三十一日及二零零五年十一月三十日之公告所述，中海亞洲早前向DFIC購買早前集裝箱，總現金代價為31,306,000美元（約相當於242,934,560港元）。就購買集裝箱及早前集裝箱應付之總代價並不超過任何適用百分比率2.5%。根據上市規則第14A.32條，集裝箱協議因而獲豁免遵守有關上市規則適用於關連交易之獨立股東批准規定，惟仍須遵守有關披露及申報規定。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零六年一月十日

於本公告刊發日期，董事會成員包括執行董事李克麟先生、買鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

本公告採用的匯率為1.00美元兑7.76港元（僅供參考）。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*